Hunton Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax HuntonAK.com

October 3, 2024

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	City Office REIT, Inc.

Registration Statement on Form S-3

Filed March 28, 2024

File No. 333-278324

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below is the response and further acknowledgments of the Company to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2024, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-278324), submitted to the Commission on March 28, 2024 (the “S-3”).

All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the S-3. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditors, has reviewed this correspondence.

Registration Statement on Form S-3

General

1.

We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2023. Please be advised that we will not be in a position to declare your registration statement on Form S-3 effective until all comments on your Exchange Act filing are resolved.

RESPONSE: With respect to the Company’s Form 10-K for the year ended December 31, 2023 (File No. 001-36409), submitted to the Commission on February 22, 2024 (the “10-K”), we reference the statements made in our response letters dated April 19, 2024, June 18, 2024 and August 22, 2024 (the “10-K Response Letters”), to the Staff’s comments regarding the 10-K within the Staff’s letters to us dated April 5, 2024, June 6, 2024 and August 8, 2024, respectively. The Company has received the Staff’s final letter dated October 1, 2024, indicating the resolution of the Staff’s comments to the 10-K. We acknowledge and reaffirm the statements and undertakings made in the 10-K Response Letters with regard to our future Exchange Act periodic reports, including, without limitation, with respect to the Company’s future Annual Report on Form 10-K for the year ended December 31, 2024.

U.S. Securities and Exchange Commission

October 3, 2024

Additionally, the Company intends to take the necessary next steps to request the acceleration of effectiveness of the S-3. We note the consent of KPMG LLP, the Company’s independent external auditors, dated March 28, 2024, as Exhibit 23.1 to the S-3. The Company acknowledges that a new consent of a registrant’s auditors is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing, and an extended period of time is generally a period of time longer than thirty (30) days. Since more than thirty (30) days have elapsed since the filing of the S-3, and the consent of our auditors as Exhibit 23.1, we acknowledge that a new consent of our auditors shall be filed prior to the declaration of the effectiveness of the S-3. As such, we hereby inform the Staff that will file a pre-effective amendment to the S-3 for the sole purpose of updating the consent of our auditors filed with the S-3 as Exhibit 23.1. Further, we expect to request the acceleration of effectiveness of the S-3 upon the filing of this pre-effective amendment to the S-3.

* * * * *

U.S. Securities and Exchange Commission

October 3, 2024

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-3649 or jdavidson@HuntonAK.com.

Very truly yours,

/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc:	Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.